October 27, 2011

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Craig D. Wilson / Melissa Walsh

Re:	Taleo Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 28, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 8, 2011
File No. 000-51299

Ladies and Gentlemen:

On behalf of Taleo Corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 13, 2011, relating to Form 10-K for the Fiscal Year Ended December 31, 2010 filed February 28, 2011 and Form 10-Q for the Quarterly Period Ended June 30, 2011 filed August 8, 2011 (File No. 000-51299).

In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

Securities and Exchange Commission

October 27, 2011

Form 10-K for the Fiscal Year Ended December 31, 2010

Notes to Consolidated Financial Statements

Note 9. Commitments and Contingencies

Litigation, page 98

1.	You indicate in response to prior comments 1 and 2 that, at the time of the filing of your 2010 Form 10-K, you did not believe that a loss from any legal proceeding was reasonably estimable, reasonably likely to occur, or material. Please further explain the basis for this assertion for each of your legal proceedings or unasserted claims that were probable of being asserted. As part of your response, please also address the following:

•

For those legal proceedings and unasserted claims for which you concluded that you cannot estimate the reasonably possible additional loss or range of loss, please explain: (1) the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible losses for disclosure purposes and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes;

•

In regard to the Kenexa litigations, you disclose in your Form 10-K that you had engaged in settlement discussions, although no settlement had been reached. We note that a settlement was reached on June 28, 2011. Describe the nature and timing of events leading up to the settlement, including the status of the settlement discussions at the date of filing your Form 10-K and Form 10-Q for the quarterly period ended March 31, 2011. Tell us what consideration you gave to at least disclosing a range of the reasonably possible settlement; and

•

In regard to the Transportation Security Administration investigation, we note that a preliminary settlement was reached in the third quarter of 2011. Describe the nature and timing of events leading up to the settlement, including the status of the settlement discussions at the date of filing your Form 10-K and Form 10-Q for the quarterly period ended March 31, 2011. Tell us what consideration you gave to at least disclosing a range of the reasonably possible settlement.

The Company routinely assesses the likelihood of any adverse judgments or outcomes related to legal matters, as well as ranges of possible losses. In assessing potential loss contingencies, the Company considers a number of factors, including those listed in paragraph 55-12 of ASC 450-20 regarding assessing the probability of incurring a loss and paragraph 55-16 of ASC 450-20 regarding assessing whether a loss is reasonably estimable. Among other things, the Company assesses with respect to each litigation the nature of the claim, the number and identity of other persons and entities named as defendants, whether the claim is an individual claim or an alleged class action, what theories of liability are asserted, the progress of the claim and management’s determination as to how to respond to the claim, the Company’s defenses and possible counterclaims, and the Company’s and others’ past experiences with respect to similar claims. These matters are reviewed with internal legal resources as well as with outside counsel, senior management, the Company’s accountants and outside auditors, and, on at least a quarterly basis, with the Company’s Audit Committee. Based on this process, the Company assesses at the time of its financial reporting both the probability of the incurrence of a loss and whether it can determine whether a loss or a range of possible losses are reasonably estimable. Where the Company has determined that a loss is not probable but is reasonably possible, including the Kenexa and Transportation

Securities and Exchange Commission

October 27, 2011

Security Administration matters, the Company has been unable in some past claims to estimate a loss or range of loss because of factors such as its limited history with respect to such claims and lawsuits, the unspecified amount of damages, the merit and novelty of the legal claims being raised, the likelihood of the Company prevailing, the early stage of the claim and difficulties in predicting the cost of defending these matters and to what extent claims will be covered by its existing insurance policies.

In the Company’s Form 10-K for the year ended December 31, 2010 (“2010 10-K”), the Company discussed its litigations with Kenexa and the Transportation Security Administration investigation, for which the Company has set forth additional information below. In addition, the Company disclosed three other matters: “(2) in the first half of 2010, we became aware that certain Taleo customers had been contacted by an intellectual property licensing firm asserting that a usability feature of the Taleo software was subject to patents held by the intellectual property licensing firm, and we are in discussions with the patent holder with respect to these assertions; (3) we were recently notified of a potential collective and/or class action claim under federal and state wage and hour laws with respect to a portion of our employee population, and we are in discussions with the potential claimants with respect to these assertions; and (4) we were recently notified by a former customer that the former customer intends to seek indemnification from us with respect to costs arising from an alleged data privacy breach involving the Vurv product that we acquired in 2008. Taleo is currently awaiting more information about this potential claim from the former customer.”

With respect to the first other matter listed above, the Company had concluded at the time the 2010 10-K was filed that the matter was not likely to result in a material loss. Based on a settlement offer made by the Company, however, a conclusion was reached that a loss was both probable and estimable and an immaterial accrual was recorded, as indicated in its prior response. With respect to the second matter, the Company had not concluded at the time the 2010 10-K was filed that a loss was probable and, though reasonably possible, a loss could not be reasonably estimated given the relative early stage of the claim and limited discussions with the potential claimants. With respect to the third matter, the Company had not concluded at the time the 2010 10-K was filed that a loss was probable and, though reasonably possible, a loss could not be reasonably estimated given that the Company did not have an explanation from the claimant as to the factual basis for its claim, did not have a formal demand for indemnity and, as stated in the disclosure, the Company was awaiting further information from the former customer to understand its potential exposure. With respect to the matters described in this paragraph, the Company expects to be able to determine a reasonable estimate of the loss or range of loss, or to be able to conclude that the estimated loss or range of loss is not material, as the proceedings or discussions with the claimants involved in these matters progress. It is not possible at this time to provide a precise date or specific event that will enable the Company to make those determinations.

Detailed information with respect to the Kenexa and Transportation Security Administration matters is set forth below.

Securities and Exchange Commission

October 27, 2011

Kenexa Matters.

At the time of filing of the Company’s 2010 10-K, based on the merits of the cases as described in further detail below, the Company concluded that it would not incur a material loss in the group of Kenexa-related litigations. At the time of filing of the Company’s Form 10-Q for the quarterly period ended March 31, 2011 (“Q1 10-Q”), the Company’s assessment of the likelihood of a material loss with respect to the overall group of Kenexa-related litigations had not changed from the time the 2010 10-K was filed. The financial statements in the Q1 10-Q did, however, reflect the impact of a $1.0 million offer made by the Company in April 2011 to settle the originally filed patent suit (“Loss Reserve”). As described in further detail below, the April 2011 settlement offer was made largely to avoid the expense, uncertainty and distraction of trial in the patent matter, which was scheduled to begin on June 27, 2011. The Company did not, at the time the Q1 10-Q was filed, have basis for making a reasonable estimate of losses in excess of the Loss Reserve.

The first Kenexa-related action, which asserted patent infringement, was filed in August 2007. By the time the Company filed its 2010 10-K, there were a total of five separately filed litigations in three states pending between Company affiliated entities and Kenexa affiliated entities, and an inter partes reexamination proceeding before the United States Patent and Trademark Office (“USPTO”), through which the Company sought to invalidate one of the two patents asserted against it (the second patent asserted against the Company, though substantially similar to the first, was procedurally ineligible for inter partes reexamination). For purposes of evaluating its potential financial liability in connection with the Kenexa-related matters, the Company considered all of the pending Kenexa-related matters as a whole.

At the time of filing of the Company’s 2010 10-K, the Company had determined that a financial loss was not probable. That determination was largely based on factual developments in the litigation filed in United States District Court for the Northern District of Georgia (the “Georgia Case”) and the associated assessment of damages in November 2009 by a third party damages expert in that case – which actually estimated damages of $9.6 million to be paid to the Company. At the time of the estimated damages assessment, the Company’s expectation in the Georgia Case, based on practice in the jurisdiction, was that it would likely be set for trial before any of the other pending litigations. In addition, the patent related matters did not include a claim for a specific amount of monetary damages and the determination of damages in the patent suits was bifurcated from the determination of liability. So, very little discovery or analysis had been conducted by counsel in the patent suits at the time of filing of the Company’s 2010 10-K to assess the bases or potential amount of any damages in the event of a finding of liability at trial. On the basis of the damages analysis in the Georgia Case and the status of the group of litigations generally, on about January 11, 2010, the Company made a settlement proposal to Kenexa that proposed that Kenexa pay damages to the Company in settlement of all pending matters. That offer was rejected.

During the ensuing year, it was the Company’s view that its position vis-à-vis Kenexa on the issues of liability and damages generally improved. As an example, prior to the filing of the 2010 10-K, through the USPTO reexamination process, the Company was successful in securing invalidation

Securities and Exchange Commission

October 27, 2011

determinations with respect to certain claims of one of the two patents asserted against it by Kenexa. Accordingly, the Company determined that a loss was not probable but was reasonably possible, though the Company believed that it was at least as likely that the Company would prevail in these actions and achieve a financial gain or, at least, incur no financial loss. For these reasons, the Company did not believe that the Company had adequate basis for estimating a reasonably possible range of loss for the Kenexa-related disputes when it filed its 2010 10-K.

As the June 2011 trial date for the patent matter approached, management determined that it should make an attempt to settle the Kenexa litigation and avoid the time, expense and distraction of a trial. On about April 19, 2011, the Company made a settlement offer to Kenexa in the amount of $1.0 million to settle the patent litigation for which trial was scheduled to begin on June 27, 2011. At the time of filing of the Q1 10-Q, in anticipation of the proposed settlement offer, the Company had concluded that a loss was probable and estimable with respect to the patent matter. Accordingly, the associated Loss Reserve was properly accrued and reflected in the financial statements presented in the Q1 10-Q. Note that, even if this offer had been accepted, the Company still believed that it could potentially recover damages in excess of the offered amount in the other litigations, particularly the Georgia Case. Kenexa did not accept the offer and the Loss Reserve remained in place through the time of final settlement. At the time of filing its Q1 10-Q, the Company did not have any basis for estimating a potential loss in excess of the Loss Reserve reflected in its financial statements. In fact, after the Company made the April 2011 settlement offer to Kenexa, the USPTO’s Board of Patent Appeals and Interferences (the “Patent Board”) issued an opinion in the reexamination proceeding on June 8, 2011 which determined all claims of one of the two substantially similar patents asserted against the Company to be invalid.

Prior to the beginning of trial in the originally filed patent infringement matter, Kenexa filed an additional patent infringement action against the Company on June 10, 2011, asserting infringement of a previously unasserted and recently issued patent. The Company believes this was done at least in part in response to the June 8, 2011 determination of the Patent Board in order to ensure that an active patent litigation remained in place against the Company. The Company was also unsuccessful in its efforts in June 2011 to stay trial on the basis of the Patent Board’s ruling. In light of these developments and the costs, uncertainty and management distractions associated with trial, appeals, and the continuing prosecution of the other pending litigations, settlement discussions with Kenexa resumed the week of trial and concluded on the second day of trial, on June 28, 2011. The details of the settlement are as set forth in the Company’s quarterly filing on Form 10-Q for the period ended June 30, 2011.

Transportation Security Administration Matter.

As disclosed on Form 8-K filed by the Company on August 4, 2011, the Transportation Security Administration (“TSA”) investigation related to a qui tam action filed in May 2008, which alleged violations of the false claims act (“TSA Complaint”). Since the qui tam action was filed under seal, the Company did not receive a copy of the factual allegations made against it or the damages claimed in the TSA Complaint at the time the complaint was filed. As described in further detail below, the Company did not receive a copy of the TSA Complaint and did not have meaningful discussions with the government as to the potential damages claimed or a potential settlement amount until after June 2011.

Securities and Exchange Commission

October 27, 2011

Because the Company had no knowledge of the TSA Complaint or the claimed damages, the Company did not determine that a loss was probable, though reasonably possible, and was not able to make a reasonable estimate of a loss or range of loss prior to June 2011.

After a qui tam action is filed, the government typically conducts an investigation to determine whether to intervene in the case. Such investigations often involve the issuance of subpoenas to the entity under investigation. The Company received such subpoenas from the government beginning in November 2008. In the ensuing periods, the Company’s interactions with the government related primarily to the Company’s responses to requests for documents and other information. The production of documents was fully completed in August 2010.

On June 10, 2011, the government approached the Company and shared its intention to intervene in the qui tam action unless a settlement agreement was reached. At that time, the government petitioned the court to partially unseal the TSA complaint so that it could be shared with the Company and the Company’s legal counsel for the purpose of evaluating the claims and engaging in settlement discussions. The Company received a copy of the TSA Complaint on June 28, 2011. At that time the complaint was still subject to partial seal, which allowed disclosure of the complaint to only the Company and the Company’s legal counsel (the Company received authorization to publicly disclose the existence of the TSA Complaint on July 29, 2011, only after motion to the court). Prior to receipt of the TSA complaint, the government had not quantified a damages claim or made a settlement demand of the Company. After receipt of the TSA Complaint, settlement discussions progressed in the succeeding weeks to the agreement in principal that was described in the Company’s filing on Form 8-K on August 4, 2011. The full content of the TSA Complaint remained sealed until August 12, 2012, and the qui tam action was dismissed in full on October 11, 2011.

Although at the time of filing the 2010 10-K the Company did, in an abundance of caution, determine that, in light of the government investigation, a loss was reasonably possible, the Company had no basis to determine even a range of loss because the Company did not have knowledge of what the specific allegations might be or whether the damages claimed would be material. Accordingly, it was not possible to estimate a loss or range of loss prior to the time in late June 2011 that the qui tam action had been unsealed and the government advised the Company of its dollar claim, and to do so would have been speculative and in all probability either misleadingly high or low.

As mentioned in the Company’s prior response letter, in future filings the Company will revise its disclosure as follows to better clarify the status of its contingency disclosure:

“We review the status of each matter and record a provision for a liability when it is considered both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed quarterly and adjusted as additional information becomes available. If either or both of the criteria are not met, the Company assesses whether there is at least a reasonable possibility that a loss, or additional losses, may be incurred. If there is a reasonable possibility that a loss may be incurred, the Company discloses the estimate of the amount of loss or range of losses, discloses that the amount is immaterial (if true), or discloses that an estimate of loss cannot be made.”

Securities and Exchange Commission

October 27, 2011

Accordingly, for loss contingencies identified in the relevant note to the financial statements where there is at least a reasonable possibility that a loss may be incurred, in future filings the Company will disclose an estimate of the amount of loss or range of losses, state that the amount is immaterial (if true) or state that such estimate cannot be made.

Please direct your questions or comments regarding the Company’s responses to the undersigned at (650) 320-4640. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Mark A. Bertelsen
Mark A. Bertelsen

cc:	Douglas C. Jeffries, Executive Vice President and Chief Financial Officer
Taleo Corporation